June 6, 2019

Richard A. Manson
Chief Financial Officer
Olympic Steel, Inc.
22901 Millcreek Boulevard
Suite 650
Highland Hills, Ohio 44122

       Re: Olympic Steel, Inc.
           Registration Statement on Form S-3
           Filed May 31, 2019
           File No. 333-231873

Dear Mr. Manson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure